Mail Stop 3628

                                                          April 21, 2021


Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

         Re:      BANK 2019-BNK16
                  Wells Fargo Commercial Mortgage Trust 2017-C38
                  Wells Fargo Commercial Mortgage Trust 2017-C39
                  Forms 10-D and ABS-EE for the Monthly Distribution Period
Ended
                  November 18, 2020
                  Filed December 2, 2020
                  File Nos. 333-226486-03, 333-206677-16 and 333-206677-17


Dear Mr. Sfarra:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance

cc:      Troy Stoddard, Wells Fargo
         David Burkholder, Cadwalader, Wickersham & Taft LLP